Premier Oil plc
23 L~~wer Belgrave Street
Lon... SW1W 0NR
Web www.premier-oil.com
Telephone + 44 (0)20 7730 1111
Facsimile + 44 (0)20 7730 4696
Telex 918121
Email Premier@Premier-oil.com

PremierOil

03045312

5th December 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

Dear Sirs

Premier Oil plc (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 5th December 2003.

"Mauritania Drilling Update"

Yours faithfully

Stephen Huddle

Stephen Huddle
Company Secretary

Enc.

dlw 1/5

PREMIER OIL PLC
("Premier")

Mauritania Drilling Update

Premier provides the following update on the drilling and testing operations in offshore Mauritania:

Pouné Exploration Well

Following the successful oil and gas discovery in the C-4-6 Tiof exploration well (Tiof-1), the Pouné exploration well (Chinguetti 5-1 Pouné) commenced drilling on 16 November 2003. The well was targeting a Cretaceous reservoir, a different target to the younger reservoirs found at Chinguetti and at Tiof. The well was drilled to a total depth of 3,285 metres and wireline logs were run. The logs show that the well has encountered no significant hydrocarbons in the primary Cretaceous target, although minor hydrocarbon shows were found in shallower Tertiary sandstones. The well will now be plugged and abandoned.

Tiof West

As a follow up to the Tiof-1 discovery, the Area B joint venture has now taken the decision to extend the original exploration programme by drilling an additional well, Tiof West, directly after the Pouné well. Tiof West is a step-out exploration well located approximately 8 km from Tiof-1. It will further evaluate the extent and nature of the hydrocarbon accumulation in the Tiof sand channel system.

5 December 2003

ENQUIRIES:

Premier Oil plc **Tel: 020 7730 1111**
Charles Jamieson
John van der Welle

College Hill **Tel: 020 7457 2020**
James Henderson

Background For Editors:

Premier Oil plc is a leading independent oil and gas company with producing interests in the UK, Indonesia, and Pakistan. Exploration and appraisal is ongoing in the UK, Indonesia, West Africa (Mauritania, Guinea Bissau and Gabon) and South Asia (Pakistan and India).

As previously announced on 28 May 2003, Premier has entered into an agreement with Fusion Oil & Gas Ltd regarding its interests in Mauritania. Premier will acquire a 6% share of PSC B (which includes the Chinguetti field) and a 3% share of PSC A from Fusion Oil & Gas on completion of the transaction. Completion will take place separately for each PSC and will occur on Mauritanian government approval of a field development plan for a field in each PSC.

The current partners and interests in Mauritania PSC B are:

Woodside Mauritania Pty Ltd (Operator)	35.0%
AGIP Mauritania BV	35.0%
Hardman Resources Ltd	21.6%
Fusion Mauritania B Limited*	6.0%
Roc Oil (Mauritania) Company	2.4%

The Government of Mauritania has the right to back in to 12% equity in developments producing up to 75,000 barrels of oil per day.

*Premier will take up its 6% share of PSC B from Fusion Oil & Gas on completion of the transaction announced on 28 May 2003.